AUGUSTA
RESOURCE CORPORATION

VANCOUVER OFFICE
Suite 400 – 837 West Hastings Street
Vancouver, BC V6C 3N6 CANADA

TEL: (604) 687-1717
FAX: (604) 687-1715
WEB: www.augustaresource.com

November 2, 2010

Brad Skinner
United States Securities and Exchange Commission
Washington, D.C.
20549-4628

Re: October 29, 2010 SEC Comment Letter
Augusta Resource Corporation Response Letter dated August 20, 2010
File No. 001-32943

We are in receipt of your comment letter dated October 29, 2010 which asks that we (the "Company" or "Augusta") provide the United States Securities and Exchange Commission ("SEC") with our response to additional questions around the collectability of the notes receivable from Ely Gold & Minerals Inc.

Your questions and our responses are as follows:

Question

Note 4, Discontinued Operations

We note your response to prior comment 4 regarding the collectability of the note receivable from Ely Gold & Minerals related to the sale of the Mount Hamilton, Shell and Monte Cristo properties in February 2008. Please address the following:

1. Your response indicates that it was your "understanding of the properties" that led to your conclusion that Ely would be able to successfully raise future equity financing. Please expand your discussion of this "understanding", citing the specific information that you obtained related to the properties or Ely to determine that collection on the receivable was reasonably assured prior to the issuance of the 2008 financial statements.

   Response

   Over the last twenty plus years, there had been extensive work on the Mount Hamilton property by its former and current owners, in particular, the Centennial gold deposit ("Centennial"). A 43-101 compliant resource calculation had been performed on Centennial which was included in a technical report ("43-101 Report") prepared by Roscoe Postle Associates Inc. ("RPA") for Augusta and filed on SEDAR on March 28, 2005. The data reviewed by RPA for the resource estimation on Centennial included 303 reverse circulation and 11 HQ diameter core holes. The classification of resources, in accordance with CIM standards, was as follows: 12 million tons grading 0.034 oz/ton or 405,000 ounces of gold and 0.18 oz/ton or 2,153,000 ounces of silver were in the "*Indicated*" category. There were also 10,200 ounces of gold and 22,000 ounces of silver in the "*Inferred*" category.

Our "understanding of the properties" was based on the information contained in the 43-101 Report as well as the knowledge that we have obtained during the exploration and evaluation of the Centennial gold deposit. The sale of these "non-core" properties allowed the Company to focus its effort on the Rosemont project. During the course of our negotiations with Ely in the fourth quarter of 2007 the Company performed a financial due diligence on Ely's most recently published financial statements in order to assess the risk of the non-collection of the Ely receivable. Since Ely had cash and short-term investments of $6,398,953 and working capital of $6,381,671 as at September 30, 2007, the Company concluded that Ely had sufficient funding to meet its current and future obligations as they become due. Also, given the quality of the Mount Hamilton property and normality of the equity market for the junior resource sector, the Company believed that Ely should not have trouble raising additional capital.

2. We understand that you agreed to extend the payment terms of the note for an additional two years in November 2009. Please describe the change in facts and circumstances that led to your renegotiation of the payment of the remaining $4 million receivable from Ely.

<u>Response</u>

The U.S. financial crisis that began in the second half of 2008 and into 2009 had a detrimental effect on both the credit and the capital markets around the world. This crisis hit the junior resource sector particularly hard as risk capital was virtually non-existent. Despite all the exploration success at the Centennial gold deposit, Ely had a difficult time raising the capital to meet its February 29, 2010 $1 million payment to Augusta. As a result, the Company agreed to extend the payment terms of the remaining $4 million for an additional two years. The additional two years resulted in a new fair value ($2,330,956) for the Ely receivable being lower than the carrying value. This resulted in the Company to write down the Ely receivable by $997,047 in the fourth quarter of 2009. Should the Ely receivable become uncollectible, the Mount Hamilton, Shell and Monte Cristo properties would revert back to the Company which would have a market value that exceeded the carrying value of the Ely receivable. This assessment was based on the strengthening gold price and continued exploration success which continued to add value to the property.

3. Provide an update of the status of any subsequent payments received from Ely including a discussion of your expectations of collection of future amounts due.

<u>Response</u>

The June 1, 2010 payment of $250,000 was delayed and Ely had asked for a two-month extension for a cash payment of $20,000. On July 29, 2010, the Company again extended the payment due date to August 31, 2010 for an additional $20,000 cash payment. The Company also agreed, under certain circumstances, to give Ely an option to early settle the receivable by making a $3 million final settlement payment on or before August 31, 2010. The option lapsed on August 31, 2010 and Ely made the $250,000 payment.

On October 20, 2010 the shareholders of Ely approved a joint venture with Solitario Exploration & Royalty Corp. ("Solitario") whereby Solitario may earn up to an 80% interest in the Mount Hamilton project by completing various staged commitment payments, which included the scheduled Augusta payments.

The decline in the U.S. dollar against all of the major world currencies has been positive to commodity prices, in particular, gold. Collectively, the current gold price coupled with the continued exploration success at the Mount Hamilton property and a joint venture partner to make all the scheduled payment leads management to conclude that expectation of collection of future amounts as they become due is reasonably assured.

We trust that our response to your additional comments should be to your satisfaction. Should you have any further questions or comments, please do not hesitate to contact myself at (303) 300-0137 or Mr. Gordon Jang, our Vice-President, Corporate Controller, at (604) 638-2008.

Sincerely,

AUGUSTA RESOURCE CORPORATION

N. R. Reddy

Raghunath Reddy
Senior Vice-President and Chief Financial Officer